Exhibit 99.(a)(1)(iv)

Form of Letter from the Fund to Shareholders
in Connection with the Fund’s Acceptance of Shares

Antares Strategic Credit Fund
c/o U.S Bancorp Fund Services, LLC
615 East Michigan St.
Milwaukee, WI 53202

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that Antares Strategic Credit Fund (the “Fund”) has received and accepted for purchase 72.59% of your tender of shares of beneficial interest in the Fund.

In accordance with the terms of the tender offer, you will be issued a non-interest bearing, non-transferable promissory note (the “Note”), which will be held on your behalf by U.S Bancorp Fund Services, LLC, the Fund’s transfer agent (“Transfer Agent”), entitling you to receive payment(s) in an aggregate amount equal to the net asset value of the shares accepted for purchase as of the applicable valuation date less the 5% “early repurchase deduction” (if applicable).

Unfulfilled repurchase requests do not carry over automatically to the next repurchase offer. You may elect to resubmit any unfulfilled portion of your repurchase request in any future repurchase offer. To the extent you participate in the Fund's distribution reinvestment plan (“DRIP”), any shares not submitted for repurchase will remain in the DRIP and any unfulfilled portion of your repurchase request will no longer participate in the DRIP. If you would like the unfulfilled portion of your repurchase request to remain in the DRIP, please contact your financial representative.

If you have any questions (or wish to request a copy of your Note), please contact the Fund’s Transfer Agent at 1-844-925-9600.

Sincerely,

Antares Strategic Credit Fund